SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR 12/12

COPEL will be one of the companies less affected
by Brazil’s electric sector new rules

     Companhia Paranaense de Energia - COPEL, pursuant to CVM Rule 358/2002, informs the market that in view of the rules enacted by Provisional Measure (MP) nº 579 of September 11, 2012, is still analyzing its effects on the Company’s businesses. Initially, we do not see relevant impacts on our activities. As far as generation segment is concerned, COPEL only has 5% of its installed capacity or 270 MW to mature until 2017. Next generation concessions will mature in 2023, 2029 and 2030.

Referring to the distribution segment, the Company went through the 3rd Cycle of Tariff Review last June, resulting in an average tariff effect felt by customer of -0.65%. In relation to MP 579, the tariff reduction impacts will be mitigated by decreased sector charges, lower energy purchase cost and reduced basic grid charges. Therefore, COPEL Distribuição's EBITDA level should not be affected.

Finally, concerning transmission segment, currently COPEL has 2,023 km of transmission lines and 10,902 MVA of capacity at substations, the revenue of which in 2011 accounted for less than 3.5% of the group’s consolidated net revenues.

Curitiba, September 12, 2012.

Sincerely,

Ricardo Portugal Alves
CFO and Investor Relations

For additional information, please contact Copel’s Investor Relations team: ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 12, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.